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                                                                                               EXHIBIT 12

                             KENTUCKY POWER COMPANY
               Computation of Ratios of Earnings to Fixed Charges
                        (in thousands except ratio data)

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                                                             Year Ended December 31,
                                                       1998      1999      2000     2001     2002
Fixed Charges:
  Interest on First Mortgage Bonds                   $13,936   $12,712   $ 9,503   $ 6,178   $ 2,206
  Interest on Other Long-term Debt                    12,188    13,525    16,367    18,300    23,429
  Interest on Short-term Debt                          2,455     2,552     3,295     2,329     1,751
  Miscellaneous Interest Charges                         634       869     2,523     1,059     1,084
  Estimated Interest Element in Lease Rentals          1,500     1,200     1,700     1,200     1,000
     Total Fixed Charges                             $30,713   $30,858   $33,388   $29,066   $29,470

Earnings:
  Net Income                                         $21,676   $25,430   $20,763   $21,565   $20,657
  Plus Federal Income Taxes                            9,785    12,993    17,884     9,553     9,045
  Plus State Income Tax Expense (Credit)               2,096     2,784     2,457       489     1,817
  Plus Fixed Charges (as above)                       30,713    30,858    33,388    29,066    29,470
     Total Earnings                                  $64,270   $72,065   $74,492   $60,673   $60,989

Ratio of Earnings to Fixed Charges                      2.09      2.33      2.23      2.08      2.06
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